Exhibit 3.428

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:13 PM 12/04/2013
FILED 02:30 PM 12/04/2013
SRV 131376610 - 5442756 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Sharon Pennsylvania Hospital Company, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington.

Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                     .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 4 day of December, 2013.

By:	/s/ Robin Keck
Authorized Person (s)

Name:	Robin Keck